United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

CNPJ 33.592.510/0001-54 NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD

OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met on November 28, 2024, from 9:00 to 6:00 pm, at Praia de Botafogo 186, 20th floor, Rio de Janeiro, RJ, and by videoconference, being present Messrs. Daniel André Stieler (”DS”) – Chairman, Marcelo Gasparino da Silva – Vice-Chairman (“MG”), André Viana Madeira (“AM”), Douglas James Upton (“DU”), Fernando Jorge Buso Gomes (“FB”), Heloísa Belotti Bedicks (“HB”), João Luiz Fukunaga (“JF”) (by videoconference), Luis Henrique Cals de Beauclair Guimarães (“LHG”) (by videoconference), Manuel Lino Silva de Sousa Oliveira (“OO”), Paulo Cesar Hartung Gomes (“PH”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), and Shunji Komai (“SK”). The works were secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. (“Vale”). Consequently, the Board deliberated the following subject: “ELECTION OF COMMERCIAL AND NEW BUSINESS VP – With the favorable opinion of the CPR, the Board of Directors unanimously approved the proposal of Vale's President for the (i) election of Mr. Rogério Tavares Nogueira, Brazilian, married, engineer, holder of identity card issued by SSP/MG No. M4562891, registered with CPF under No 882.737.416-72, with business address at Praia de Botafogo no. 186, room 1901, in the City of Rio de Janeiro, RJ, as Commercial and New Business Vice-President, to fulfill term of management from 12/01/2024 to 05/26/2027. The Executive Vice-President elected declared that he is completely free to exercise his functions under the terms of article 147 of Law No. 6,404/76.” I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, RJ, November 28, 2024.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 3, 2024		Director of Investor Relations